bs3974 Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Filer:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**11/03/08**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

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EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Kimberly Huckaba**
Submission Contact Phone Number	**432-262-2700**
Exchange	**NYSE**
Confirming Copy	**off**
Filer CIK	**0001084991**
Filer CCC	**xxxxxxxx**
Period of Report	**11/03/08**
Item IDs	**2.02**
Notify via Filing website Only	**off**
Emails	**kim.huckaba@ngsgi.com**

Documents

8-K	**earningrelease_3q.htm**
	Earnings Release 3rd Quarter 11-5-2008
EX-99	**er_exhibit99.htm**
	Earnings Release Exhibit 99 3rd Quarter 11-5-2008
GRAPHIC	**ngsgilogo.jpg**
	NGSG Logo
8-K	**earningrelease_3q.pdf**
	pdf of Earnings Release 3rd Quarter 11-5-2008

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Kimberly Huckaba</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>432-262-2700</value></field>
                <popup sid="SubSro_sroId_"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0001084991</value></field>
                <field sid="SubFiler_filerCcc_"><value>ooheq$6g</value></field>

                <field sid="SubTable_periodOfReport_"><value>11/03/08</value></field>
                <combobox sid="SubItem_itemId_"><value>2.02</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>earningrelease_3q.htm</value></fiel
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>Earnings Release 3rd Quarter 11-5-200
                <data sid="data1"><filename>earningrelease_3q.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>er_exhibit99.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99</value></combobox
                <field sid="SubDocument_description_1"><value>Earnings Release Exhibit 99 3rd Quar
                <data sid="data2"><filename>er_exhibit99.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>ngsgilogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combob
                <field sid="SubDocument_description_2"><value>NGSG Logo</value></field>
                <data sid="data3"><filename>ngsgilogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>earningrelease_3q.pdf</value></fie
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>pdf of Earnings Release 3rd Quarter
                <data sid="data4"><filename>earningrelease_3q.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>kim.huckaba@ngsgi.com</value></fi
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 5, 2008



NATURAL GAS SERVICES GROUP, INC
(Exact name of registrant as specified in its charter)

Colorado	**1-31398**	**75-2811855**
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

508 W. Wall St., Ste. 550
Midland, Texas 79701
(Address of principal executive offices)

(432) 262-2700
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On November 5, 2008, Natural Gas Services Group, Inc. issued a press release announcing its results of operations for the third quarter ended September 30, 2008. The press release issued on November 5, 2008 is furnished as Exhibit No. 99 to this Current Report on Form 8-K. Natural Gas Services Group's annual report on Form 10-K and its reports on Forms 10-Q and 8-K and other publicly available information should be consulted for other important information about Natural Gas Services Group, Inc.

The information in this Current Report on Form 8-K, including Exhibit No. 99 hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability of that section. The information in this Current Report shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits

The Exhibit listed below is furnished as an Exhibit to this Current Report on Form 8-K.

Exhibit No.	Description of Exhibit
99	Press release issued November 5, 2008 (furnished pursuant to Item 2.02)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATURAL GAS SERVICES GROUP, INC

Dated: November 5, 2008

By: /s/ Stephen C. Taylor
Stephen C. Taylor
Chairman of the Board, President
and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99	Press release issued November 5, 2008 (furnished pursuant to Item 2.02)

Exhibit 99



FOR IMMEDIATE RELEASE
November 5, 2008

NEWS
NYSE: NGS

NATURAL GAS SERVICES GROUP ANNOUNCES A 43% INCREASE IN DILUTED EARNINGS PER SHARE FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008

34% Increase In EBITDA For The Three Months Ended September 30, 2008
34% Increase In Total Revenue For The Three Months Ended September 30, 2008

MIDLAND, Texas, November 5, 2008 – Natural Gas Services Group, Inc. (NYSE:NGS), a leading provider of equipment and services to the natural gas industry, announces its financial results for the third quarter and nine months ended September 30, 2008.

(in thousands, except per share amounts)	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
	2007	2008		2007	2008	
	(unaudited)			*(unaudited)*		
Total revenue	$ 18,651	$ 24,946	34%	$ 52,987	$ 63,357	20%
Operating income	$ 5,232	$ 7,448	42%	$ 13,569	$ 18,046	33%
Net income	$ 3,337	$ 4,811	44%	$ 8,664	$ 11,661	35%
EPS (Basic)	$ 0.28	$ 0.40	43%	$ 0.72	$ 0.96	33%
EPS (Diluted)	$ 0.28	$ 0.40	43%	$ 0.72	$ 0.96	33%
EBITDA	$ 7,499	$ 10,077	34%	$ 20,079	$ 25,538	27%
Weighted avg. shares outstanding:						
Basic	12,072	12,091		12,067	12,088	
Diluted	12,091	12,144		12,086	12,153	

Revenue: Total revenue increased from $18.7 million to $25.0 million, or 34%, for the three months ended September 30, 2008, compared to the same period ended September 30, 2007. This increase was primarily the result of a 45% growth in rental revenue. Total revenues for the comparable nine month periods increased 20%, or $10.4 million. This increase was the result of 39% higher rental revenue.

Operating income: Operating income increased from $5.2 million to $7.4 million, or 42%, for the three months ended September 30, 2008, compared to the same period ended September 30, 2007 and increased from $13.6 million to $18.0 million, or 33%, for the nine months ended September 30, 2008 compared to the same period ended September 30, 2007. Growth in operating income benefited primarily from the appreciably higher compressor sales and rental gross margins which were achieved in the comparable quarterly and year-to-date periods and was positively affected by the product mix where relatively higher rental revenues and margins increased operating income during the period.

Net income: Net income for the three months ended September 30, 2008, increased 44% to $4.8 million, as compared to net income of $3.3 million for the same period in 2007. Net income for the first nine months of 2008 increased 35% to $11.7 million, as compared to net income of $8.7 million for the same period in 2007. The increase for the first nine months of 2008 was mainly the result of increased operating income and lower interest expense on bank debt.

EBITDA: EBITDA (see discussion of EBITDA at the end of this release) increased 34% to $10.1 million for the third quarter ended September 30, 2008, versus $7.5 million for the same period in 2007, and grew 27% for the comparable nine month periods.

Earnings per share: Earnings per diluted share was $0.40 for the three months ending September 30, 2008 as compared to $0.28 for the same 2007 period, a 43% increase. Comparing the first nine months of 2007 versus 2008, our earnings per diluted share grew from $0.72 to $0.96, or 33%.

Steve Taylor, President and CEO of Natural Gas Services Group, Inc., said "We are very pleased with our financial results during this recent third quarter and nine month periods. Sales and rental revenues both grew strongly and, while we maintained our excellent sales margins, we were able to expand our rental margins as well."

The Company has scheduled a conference call Wednesday, November 5, 2008 at 10:00 a.m., Central Standard Time, to discuss 2008 Third Quarter and Nine Months Financial Results.

What: Natural Gas Services Group, Inc. 2008 Third Quarter and Nine Months Financial Results Conference Call

When: Wednesday, November 5, 2008 at 10:00 a.m. CST

How: Live via phone by dialing 800-624-7038. Code: Natural Gas Services. Participants to the Conference call should call in at least 5 minutes prior to the start time.

Steve Taylor, President and CEO of Natural Gas Services Group, Inc. will be leading the call and discussing third quarter and nine months financial results.

About Natural Gas Services Group, Inc. (NGS)
NGS is a leading provider of small to medium horsepower, wellhead compression equipment to the natural gas industry with a primary focus on the non-conventional gas industry, i.e., coalbed methane, gas shales and tight gas. The Company manufactures, fabricates, rents and maintains natural gas compressors that enhance the production of natural gas wells. The Company also designs and sells custom fabricated natural gas compressors to particular customer specifications and sells flare systems for gas plant and production facilities. NGS is headquartered in Midland, Texas with manufacturing facilities located in Tulsa, Oklahoma, Lewiston, Michigan and Midland, Texas and service facilities located in major gas producing basins in the U.S.

For More Information, Contact:

      Jim Drewitz, Investor Relations
      530-669-2466
      jim@jdcreativeoptions.com
      Or visit the Company's website at www.ngsgi.com

"EBITDA" reflects net income or loss before interest, taxes, depreciation and amortization. EBITDA is a measure used by analysts and investors as an indicator of operating cash flow since it excludes the impact of movements in working capital items, non-cash charges and financing costs. Therefore, EBITDA gives the investor information as to the cash generated from the operations of a business. However, EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America ("GAAP"), and should not be considered a substitute for other financial measures of performance. EBITDA as calculated by NGS may not be comparable to EBITDA as calculated and reported by other companies. The most comparable GAAP measure to EBITDA is net income. The reconciliation of net income to EBITDA and gross margin is as follows:

(in thousands of dollars)	Three months ended September 30, *(unaudited)*		Nine months ended September 30, *(unaudited)*	
	2007	2008	2007	2008
Net income	$ 3,337	$ 4,811	$ 8,664	$ 11,661
Interest expense	281	84	879	518
Provision for income taxes	1,960	2,574	5,088	6,262
Depreciation and amortization	1,921	2,608	5,448	7,097
EBITDA	$ 7,499	$ 10,077	$ 20,079	$ 25,538
Other operating expenses	1,311	1,539	3,773	4,374
Other expense (income)	(346)	(21)	(1,062)	(395)
Gross margin	$ 8,464	$ 11,595	$ 22,790	$ 29,517

We define gross margin as total revenue less cost of sales (excluding depreciation and amortization expense). Gross margin is included as a supplemental disclosure because it is a primary measure used by our management as it represents the results of revenue and cost of sales (excluding depreciation and amortization expense), which are key components of our operations. Because we use capital assets, depreciation expense is a necessary element of our costs and our ability to generate revenue and selling, general and administrative expense is a necessary cost to support our operations and required corporate activities. Management uses this non-GAAP measure as a supplemental measure to other GAAP results to provide a more complete understanding of our performance. As an indicator of our operating performance, gross margin should not be considered an alternative to, or more meaningful than, net income as determined in accordance with GAAP. Our gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate gross margin in the same manner.

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause NGS's actual results in future periods to differ materially from forecasted results. Those risks include, among other things, the loss of market share through competition or otherwise; the introduction of competing technologies by other companies; a prolonged, substantial reduction in oil and gas prices which could cause a decline in the demand for NGS's products and services; and new governmental safety, health and environmental regulations which could require NGS to make significant capital expenditures. The forward-looking statements included in this press release are only made as of the date of this press release, and NGS undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances. A discussion of these factors is included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

NATURAL GAS SERVICES GROUP, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)
(unaudited)

	December 31, 2007	September 30, 2008
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 245	$ 6,701
Short-term investments	18,661	—
Trade accounts receivable, net of doubtful accounts of $110 and $106, respectively	11,322	11,078
Inventory, net of allowance for obsolescence of $273 and $380, respectively	20,769	29,270
Prepaid income taxes	3,584	377
Prepaid expenses and other	641	87
Total current assets	55,222	47,513
Rental equipment, net of accumulated depreciation of $16,810 and $22,374, respectively	76,025	104,539
Property and equipment, net of accumulated depreciation of $4,792 and $5,657, respectively	8,580	9,129
Goodwill, net of accumulated amortization of $325, both periods	10,039	10,039
Intangibles, net of accumulated amortization of $1,145 and $1,374, respectively	3,324	3,095
Other assets	43	17
Total assets	$ 153,233	$ 174,332
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt and subordinated notes	$ 4,378	$ 3,378
Current portion of line of credit	600	—
Accounts payable	4,072	5,178
Accrued liabilities	3,990	5,922
Current income tax liability	3,525	109
Deferred income	81	51
Total current liabilities	16,646	14,638
Long term debt, less current portion	9,572	7,039
Line of credit, less current portion	—	7,000
Deferred income tax payable	12,635	18,744
Other long term liabilities	—	447
Total liabilities	38,853	47,868
Stockholders' equity:		
Preferred stock, 5,000 shares authorized, no shares issued or outstanding	—	—
Common stock, 30,000 shares authorized, par value $0.01;12,085 and 12,094 shares issued and outstanding, respectively	121	121
Additional paid-in capital	83,460	83,883
Retained earnings	30,799	42,460
Total stockholders' equity	114,380	126,464
Total liabilities and stockholders' equity	$ 153,233	$ 174,332

NATURAL GAS SERVICES GROUP, INC.
CONDENSED CONSOLIDATED INCOME STATEMENTS
(in thousands, except earnings per share)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2007	2008	2007	2008
Revenue:				
Sales	$ 10,574	$ 13,239	$ 30,239	$ 32,024
Rentals	7,857	11,414	22,019	30,519
Service and maintenance	220	293	729	814
Total revenue	18,651	24,946	52,987	63,357
Operating costs and expenses:				
Cost of sales*	6,894	9,038	20,856	21,669
Cost of rentals*	3,161	4,106	8,885	11,604
Cost of service and maintenance*	132	207	456	567
Selling, general and administrative expense	1,311	1,539	3,773	4,374
Depreciation and amortization	1,921	2,608	5,448	7,097
Total operating costs and expenses	13,419	17,498	39,418	45,311
Operating income	5,232	7,448	13,569	18,046
Other income (expense):				
Interest expense	(281)	(84)	(879)	(518)
Other income	346	21	1,062	395
Total other income (expense)	65	(63)	183	(123)
Income before provision for income taxes	5,297	7,385	13,752	17,923
Provision for income taxes	1,960	2,574	5,088	6,262
Net income	$ 3,337	$ 4,811	$ 8,664	$ 11,661

*Exclusive of depreciation, stated separately

Earnings per share:				
Basic	$ 0.28	$ 0.40	$ 0.72	$ 0.96
Diluted	$ 0.28	$ 0.40	$ 0.72	$ 0.96
Weighted average shares outstanding:				
Basic	12,072	12,091	12,067	12,088
Diluted	12,091	12,144	12,086	12,153

NATURAL GAS SERVICES GROUP, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
(unaudited)

	Nine Months Ended September 30,	
	2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 8,664	$ 11,661
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	5,448	7,097
Deferred taxes	2,259	6,262
Employee stock options expensed	292	294
Gain on sale of property and equipment	(1)	(14)
Changes in current assets and liabilities:		
Trade accounts receivables, net	716	244
Inventory, net	(4,179)	(8,501)
Prepaid expenses and other	(209)	554
Accounts payable and accrued liabilities	2,190	3,038
Current income tax liability	(683)	(286)
Deferred income	21	(30)
Other	30	17
NET CASH PROVIDED BY OPERATING ACTIVITIES	14,548	20,336
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(15,676)	(35,943)
Purchase of short-term investments	(2,347)	(320)
Redemption of short-term investments	4,500	18,981
Proceeds from sale of property and equipment	44	35
NET CASH USED IN INVESTING ACTIVITIES	(13,479)	(17,247)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from line of credit	—	7,500
Proceeds from other long term liabilities	—	447
Repayments of long-term debt	(3,597)	(3,533)
Repayments of line of credit	—	(1,100)
Proceeds from exercise of stock options and warrants	159	53
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(3,438)	3,367
NET CHANGE IN CASH	(2,369)	6,456
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,391	245
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 2,022	$ 6,701
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 942	$ 480
Income taxes paid	$ 3,546	$ 287